April 14, 2009

Mark A. Cowan

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 5-5

Washington, DC 20549-0506

Re:	MML Series Investment Fund II (the “Trust”)

1933 Act File No. 333-122804

1940 Act File No. 811-21714

Comments received for PEA #10 filed on February 23, 2009

Dear Mr. Cowan:

Below is a summary of the comments I received from you on April 3, 2009 regarding the above-mentioned Trust, together with our responses. I appreciate the time you took to carefully review these documents and have tried to address your comments. I would greatly appreciate your contacting me at 413-744-7218 as soon as possible if you have any further questions or comments. Thank you.

1.	MML Inflation-Protected and Income Fund (p. 6)

Comment (a): Objective. As the name contains the word “Income,” the objective should be consistent with producing income. “Real return” is not sufficient. The strategy should be consistent with the name as well.

Response: Since producing income is not the sole objective of the Fund, we believe that the Fund’s objective and strategy are consistent with the name of the Fund.

Comment (b): Risks. Please include additional risks that relate to asset backed and mortgage related securities, such as loan defaults, including sub-prime mortgage loans, if applicable. Also, valuation risk due to declining value of underlying assets.

Response: Due to the Fund’s limited exposure to only high-quality securities of this nature, we do not think that any additional disclosure is necessary. We feel that the current risks listed for the Fund, including Credit Risk and Liquidity Risk and the associated description of these risks in the section “Summary of Principal Risks,” along with the disclosure relating to “Mortgage-Backed Securities and CMOs” and “Asset-Backed Securities” in the section “Additional Investment Policies and Risk Considerations” is adequate.

Comment (c): Please provide updated performance and financial highlight information.

Response: Updated performance and financial highlight information is attached hereto and will be included in the upcoming 485(b) filing for the Registrant.

Comment (d): Fee Table. Please explain footnote 3 — that Other Expenses are based on estimated amounts for the first fiscal year. Similar footnotes appear for all portfolios.

Response: We have updated these footnotes to state “Other expenses are based on estimated amounts for the first full fiscal year.” These amounts are estimated because the Service Class for each Fund was less than six months old at the end of its initial fiscal year.

2.	SAI Appendix C – Additional Portfolio Manager Information (p. B-93 +)

Comment (a): Conflicts of Interest. In most cases, the portfolio manager disclosure provides a description of the kinds of conflicts that a portfolio manager could have, however, it does not describe any actual conflicts of interests that apply to specific portfolio managers due to their particular accounts. Please revise the conflicts of interest discussion to address concrete conflicts of interest affecting the named portfolio managers of each fund. Disclose the actual accounts for which the manager has such a conflict, the nature of the conflict (describing specific conflicts in the allocation of investment opportunities among specifically named portfolios for which s/he is responsible), and how that conflict has been addressed. See Item 15(a)(4) of Form N-1A and Adopting Release IC-26533.

Response: The conflict of interest discussion is provided to MassMutual by each sub-adviser as part of the sub-adviser’s satisfaction of the requirements under Form N-1A. We are not aware of any additional conflicts of interest that are unique to our Funds.

Comment (b): Portfolio Manager Compensation. With respect to the annual cash bonus given to the portfolio managers at Alliance Bernstein, please indicate whether the bonus is based on pre-tax or after-tax performance.

Response: The disclosure will be modified to reflect that the bonus is based on pre-tax performance.

As requested, we acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/Andrew M. Goldberg

Andrew M. Goldberg

Vice President, Clerk and Chief Legal Officer, MML Series Investment Fund II

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company

MML Money Market Fund (Service Class shares not currently available)

Investment Objectives

This Fund’s investment objectives are to achieve high current income, the preservation of capital, and liquidity. These objectives are of equal importance.

Principal Investment Strategies and Risks

The Fund invests in high quality debt instruments that have a remaining maturity not exceeding 397 days. The Fund invests principally in the following types of short-term securities:

•	commercial paper and other corporate obligations;

•	securities issued or guaranteed by the U.S. Government or its agencies and instrumentalities; and

•	certificates of deposit and bankers’ acceptances.

Securities issued by U.S. Government agencies or instrumentalities may not be guaranteed by the U.S. Treasury.

It is important to note that this Fund seeks to maintain, but does not guarantee, a stable net asset value of $1.00 per share. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

The Fund’s policy is to invest, at the time of purchase, at least 95% of its net assets in Tier 1 securities and no more than 5% of its net assets in Tier 2 securities. In certain circumstances, unrated securities may qualify as Tier 1 or Tier 2 securities if the Fund’s Sub-Adviser, Babson Capital Management LLC (“Babson Capital”), determines that such securities are of comparable quality to Tier 1 or Tier 2 securities.

In managing the Fund, Babson Capital intends to comply with Rule 2a-7 under the Investment Company Act of 1940, as amended (the “1940 Act”), which sets forth the requirements for money market funds regarding credit quality, diversification and maturity.

The Principal Risks of investing in the Fund are Market Risk, Credit Risk, Management Risk, Derivative Risk and Leveraging Risk.

These Risks are described beginning on page 18.

Annual Performance(1)

The bar chart shows the risks of investing in the Fund by showing changes in the Fund’s performance from year to year. The returns shown are net of Fund expenses, but do not reflect the fees and expenses deducted under the variable life insurance or variable annuity contract through which you invest in the Fund. The returns would be lower if those fees and expenses were included.

Initial Class Shares

During the periods shown above, the highest quarterly return was 1.57% for the quarter ended December 31, 2000 and the lowest was 0.12% for the quarters ended December 31, 2003, March 31, 2004 and June 30, 2004.

Average Annual Total Returns(1)

(for the periods ended December 31, 2008)

The table shows the risks of investing in the Fund by comparing the Fund’s returns with a broad measure of market performance over different time periods. The returns shown are net of Fund expenses, but do not reflect the fees and expenses deducted under the variable life insurance or variable annuity contract through which you invest in the Fund. The returns would be lower if those fees and expenses were included.

	One Year	Five Years	Ten Years
MML Money Market Fund Initial Class	2.10%	2.95%	3.10%
MML Money Market Fund Service Class	1.84%	2.69%	2.84%

Lipper Taxable Money Market Fund Index(2)	2.41%	3.01%	3.14%

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(1) Initial Class performance for periods prior to May 2, 2005 is that of the corresponding series of MML Series Investment Fund, the predecessor to the Fund. Performance for Service Class shares of the Fund for periods prior to its inception date (08/15/08) is based on the performance of Initial Class shares, adjusted to reflect Service Class expenses.

(2) Lipper Taxable Money Market Fund Index is an unmanaged index of taxable money market mutual funds. The Index does not incur expenses or reflect any deduction for taxes and it cannot be purchased directly by investors.

The Fund’s 7-day yield on December 31, 2008 was 0.83%. To obtain the Fund’s current 7-day yield information, please call 1-888-309-3539. MassMutual has agreed to voluntarily waive some or all of its management fees in an attempt to allow the Initial Class shares of the Fund to maintain a 1-day yield of at least approximately 0.00%. MassMutual may amend or discontinue this waiver at any time without advance notice.

Expense Information

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. The expenses in the table do not reflect deductions at the separate account level or contract level for any charges that may be incurred under a variable life insurance or variable annuity contract.

	Initial Class(1)	Service Class
Annual Fund Operating Expenses (expenses that are deducted from Fund assets) (% of average net assets)
Management Fees	.49%	.49%
Distribution and Service (Rule 12b-1) Fees(2)	N/A	.25%
Other Expenses	.06%	.06%	(3)
Total Annual Fund Operating Expenses	.55%	.80%

Examples

These examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The examples assume that you invest $10,000 in each share class of the Fund for the time periods indicated, that your investment earns a 5% return each year and that the Fund’s operating expenses are exactly as described in the preceding table. If separate account or variable life insurance or variable annuity contract expenses were included, overall expenses would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Initial Class	$56	$176	$307	$689
Service Class	$82	$255	$444	$990

The Fund does not impose any Shareholder Fees. Therefore, the figures shown would be the same whether you sold your shares at the end of a period or kept them, although this does not include any surrender charges that may be imposed if you withdraw the proceeds from your variable life insurance or variable annuity contract.

(1)	The expenses in the above table are based on expenses for the fiscal year ended December 31, 2008.

(2)	Rule 12b-1 Fees reflect current fees in effect that the Fund’s Board of Trustees has determined not to raise through at least May 2, 2010.

(3)	Other expenses are based on estimated amounts for the first full fiscal year.

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MML Inflation-Protected and Income Fund

Investment Objective

This Fund seeks to achieve as high a total rate of real return on an annual basis as is considered consistent with prudent investment risk and the preservation of capital.

Principal Investment Strategies and Risks

The Fund invests in a portfolio of securities expected to provide an attractive rate of real return. “Real return” is the portfolio’s total return (before expenses) less the estimated rate of inflation, measured using the Consumer Price Index for Urban Consumers (the “CPI-U”).

The Fund will normally invest at least 80% of its net assets in inflation-indexed bonds and other income-producing securities. The Fund’s Sub-Adviser, Babson Capital will construct a portfolio of inflation-indexed and other income-producing securities, and other financial instruments, including derivatives, designed by Babson Capital to meet the real return objective of the Fund. The Fund may hold a portion of its assets in cash.

The Fund will invest in inflation-indexed bonds of various maturities issued by the U.S. and non-U.S. governments or their agencies or instrumentalities, or by government-sponsored enterprises, or by corporations. Inflation-indexed bonds are structured to provide protection against inflation: the bond’s principal is typically adjusted to track changes in an official inflation measure. Inflation-indexed bonds issued by the U.S. Treasury are typically indexed to the CPI-U; inflation-indexed bonds issued by other governmental entities or by private issuers may be tied to other indices. The Fund may also invest in other income-producing securities of any kind, issued by governmental or private issuers.

The Fund expects to enter into reverse repurchase agreements or may use other investment techniques such as dollar rolls or forward commitments, in an aggregate amount up to the value of the Fund’s total net assets. The Fund may invest the proceeds from such transactions in additional inflation-indexed securities or other income-producing securities, such as, but not limited to, corporate bonds and notes, U.S. and non-U.S. government and agency or instrumentality bonds, money market instruments, and mortgage-related and asset-backed securities. The Fund may, alternatively or in addition, engage in derivative transactions that may have a similar effect. Derivative transactions may include, but are not limited to, total return swaps, credit default swaps, interest rate swaps, options, futures contracts and other derivative instruments. The Fund would engage in the investment techniques described in this paragraph in order to reduce tracking error of the portfolio against the Fund’s benchmark index, the Barclays Capital U.S. Treasury Inflation Protected Securities (TIPS) Index (Series-L), and potentially to earn additional income.

The Fund’s use of the investment techniques described in the preceding paragraph will have the effect of creating investment leverage in the Fund. Babson Capital will invest any cash proceeds of leverage-creating transactions in securities that it believes have the potential to provide current income with limited risk of loss of principal. There can, of course, be no assurance that the Fund’s use of leverage will have the effect of enhancing the Fund’s total rate of real return and it may result in losses.

The Fund will maintain an average credit quality of A or better (determined on the basis of the credit ratings of the Fund’s investments at the time of their purchase).

The Fund may invest up to 20% of its assets in non-U.S. holdings, but will normally (though it will not necessarily) hedge foreign-currency risk back to the U.S. dollar.

The Principal Risks of investing in the Fund are Market Risk, Credit Risk, Management Risk, Prepayment Risk, Liquidity Risk, Derivative Risk, Foreign Investment Risk, Currency Risk and Leveraging Risk.

These Risks are described beginning on page 18.

Annual Performance(1)

The bar chart shows the risks of investing in the Fund by showing changes in the Fund’s performance from year to year. The returns shown are net of Fund expenses, but do not reflect the fees and expenses deducted under the variable life insurance or variable annuity contract through which you invest in the

–  6  –

Fund. The returns would be lower if those fees and expenses were included.

Initial Class Shares

During the periods shown above, the highest quarterly return was 4.09% for the quarter ended December 31, 2007 and the lowest was -6.01% for the quarter ended September 30, 2008.

Average Annual Total Returns(1)

(for the periods ended December 31, 2008)

The table shows the risks of investing in the Fund by comparing the Fund’s returns with a broad measure of market performance over different time periods. The returns shown are net of Fund expenses, but do not reflect the fees and expenses deducted under the variable life insurance or variable annuity contract through which you invest in the Fund. The returns would be lower if those fees and expenses were included.

	One Year	Five Years	Since Inception (08/30/02)
MML Inflation-Protected and Income Fund Initial Class	-4.36%	2.31%	3.42%
MML Inflation-Protected and Income Fund Service Class	-4.59%	2.05%	3.12%

Barclays Capital U.S. Treasury Inflation Protected (TIPS) Securities Index (Series-L)(2)	-2.35%	4.07%	5.02%	(3)

(1) Initial Class performance for periods prior to May 2, 2005 is that of the corresponding series of MML Series Investment Fund, the predecessor to the Fund. Performance for Service Class shares of the Fund for periods prior to its inception date (08/15/08) is based on the performance of Initial Class shares, adjusted to reflect Service Class expenses.

(2) The Barclays Capital U.S. Treasury Inflation Protected Securities (TIPS) Index (Series-L) is an unmanaged index that measures the broad performance of U.S. Treasury inflation-indexed bonds. The Index does not incur expenses or reflect any deduction for taxes and cannot be purchased directly by investors.

(3) From 09/02/02.

Expense Information

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. The expenses in the table do not reflect deductions at the separate account level or contract level for any charges that may be incurred under a variable life insurance or variable annuity contract.

	Initial Class(1)	Service Class
Annual Fund Operating Expenses (expenses that are deducted from Fund assets) (% of average net assets)
Management Fees	.55%	.55%
Distribution and Service (Rule 12b-1) Fees(2)	N/A	.25%
Other Expenses	.05%	.05%	(3)
Total Annual Fund Operating Expenses	.60%	.85%

Examples

These examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The examples assume that you invest $10,000 in each share class of the Fund for the time periods indicated, that your investment earns a 5% return each year and that the Fund’s operating expenses are exactly as described in the preceding table. If separate account or variable life insurance or variable annuity contract expenses were included, overall expenses would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Initial Class	$61	$192	$335	$750
Service Class	$87	$271	$471	$1,049

The Fund does not impose any Shareholder Fees. Therefore, the figures shown would be the same whether you sold your shares at the end of a period or kept them, although this does not include any surrender charges that may be imposed if you withdraw the proceeds from your variable life insurance or variable annuity contract.

(1)	The expenses in the above table are based on expenses for the fiscal year ended December 31, 2008.

(2)	Rule 12b-1 Fees reflect current fees in effect that the Fund’s Board of Trustees has determined not to raise through at least May 2, 2010.

(3)	Other expenses are based on estimated amounts for the first full fiscal year.

–  7  –

MML Managed Bond Fund

Investment Objective

This Fund’s investment objective is to achieve as high a total rate of return on an annual basis as is considered consistent with the preservation of capital.

Principal Investment Strategies and Risks

The Fund normally invests at least 80% of its net assets in investment grade fixed income debt securities, including:

•	U.S. dollar-denominated corporate obligations;

•	securities issued or guaranteed by the U.S. Government or its agencies and instrumentalities;

•	U.S. dollar-denominated bonds of foreign issuers;

•	Securities subject to resale pursuant to Rule 144A; and

•	mortgage-backed and other asset-backed securities.

Securities issued by U.S. Government agencies or instrumentalities may not be guaranteed by the U.S. Treasury.

The Fund may invest up to 10% of its total assets in below investment grade debt securities (also known as “junk bonds”). The Fund may also invest in money market securities, including commercial paper. Selection of investments for the Fund will be made by the Fund’s Sub-Adviser, Babson Capital, by analyzing overall investment opportunities and risks of various fixed income debt securities and market sectors. Currently, factors considered in this analysis include (which may change over time and in particular cases): the perceived potential of high income offered by different types of corporate and government obligations (including mortgage-backed and other asset-backed securities); diversification among industries and issuers, credit ratings, and sectors; and the relative values offered by different securities. The Fund may invest in securities that are not denominated in U.S. dollars and securities subject to legal restrictions on resale, but no more than 15% may be illiquid at the time of purchase. If the Fund purchases a security that is not denominated in U.S. dollars, the Fund will enter into a currency transaction either to hedge the foreign currency risk or effectively convert the debt security to U.S. dollars.

The Fund’s Sub-Adviser intends for the Fund’s portfolio duration generally to match (within 10%) the duration of the Barclays Capital U.S. Aggregate Bond Index. Portfolio duration changes are accomplished through reinvesting cash flow and selective trading. The Fund’s portfolio “duration” is the average of the periods remaining for payments of principal and interest on the Fund’s debt securities, weighted by the dollar amount of each payment.

The Fund also uses derivative investments for hedging purposes or to seek its investment objective.

The Principal Risks of investing in the Fund are Market Risk, Credit Risk, Management Risk, Prepayment Risk, Liquidity Risk, Derivative Risk, Foreign Investment Risk, Emerging Markets Risk, Currency Risk, Leveraging Risk, Convertible Securities Risk and Lower-Rated Fixed Income Securities Risk.

These Risks are described beginning on page 18.

Annual Performance(1)

The bar chart shows the risks of investing in the Fund by showing changes in the Fund’s performance from year to year. The returns shown are net of Fund expenses, but do not reflect the fees and expenses deducted under the variable life insurance or variable annuity contract through which you invest in the Fund. The returns would be lower if those fees and expenses were included.

Initial Class Shares

During the periods shown above, the highest quarterly return was 4.19% for the quarter ended September 30, 2001 and the lowest was -2.34% for the quarter ended June 30, 2004.

–  8  –

Average Annual Total Returns(1)

(for the periods ended December 31, 2008)

The table shows the risks of investing in the Fund by comparing the Fund’s returns with a broad measure of market performance over different time periods. The returns shown are net of Fund expenses, but do not reflect the fees and expenses deducted under the variable life insurance or variable annuity contract through which you invest in the Fund. The returns would be lower if those fees and expenses were included.

	One Year	Five Years	Ten Years
MML Managed Bond Fund Initial Class	2.38%	4.07%	5.11%
MML Managed Bond Fund Service Class	2.11%	3.81%	4.85%

Barclays Capital U.S. Aggregate Bond Index(2)	5.24%	4.65%	5.63%

(1) Initial Class performance for periods prior to May 2, 2005 is that of the corresponding series of MML Series Investment Fund, the predecessor to the Fund. Performance for Service Class shares of the Fund for periods prior to its inception date (08/15/08) is based on the performance of Initial Class shares, adjusted to reflect Service Class expenses.

(2) The Barclays Capital U.S. Aggregate Bond Index is an unmanaged index of fixed rate investment grade securities with at least one year to maturity, combining the Barclays Capital U.S. Government/Credit Index and the Barclays Capital Mortgage-Backed Securities Index. The Index does not incur expenses or reflect any deduction for taxes and it cannot be purchased directly by investors.

Expense Information

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. The expenses in the table do not reflect deductions at the separate account level or contract level for any charges that may be incurred under a variable life insurance or variable annuity contract.

	Initial Class(1)	Service Class
Annual Fund Operating Expenses (expenses that are deducted from Fund assets) (% of average net assets)
Management Fees	.43%	.43%
Distribution and Service (Rule 12b-1) Fees(2)	N/A	.25%
Other Expenses	.02%	.02%	(3)
Total Annual Fund Operating Expenses	.45%	.70%

Examples

These examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The examples assume that you invest $10,000 in each share class of the Fund for the time periods indicated, that your investment earns a 5% return each year and that the Fund’s operating expenses are exactly as described in the preceding table. If separate account or variable life insurance or variable annuity contract expenses were included, overall expenses would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Initial Class	$46	$144	$252	$567
Service Class	$72	$224	$390	$871

The Fund does not impose any Shareholder Fees. Therefore, the figures shown would be the same whether you sold your shares at the end of a period or kept them, although this does not include any surrender charges that may be imposed if you withdraw the proceeds from your variable life insurance or variable annuity contract.

(1)	The expenses in the above table are based on expenses for the fiscal year ended December 31, 2008.

(2)	Rule 12b-1 Fees reflect current fees in effect that the Fund’s Board of Trustees has determined not to raise through at least May 2, 2010.

(3)	Other expenses are based on estimated amounts for the first full fiscal year.

–  9  –

MML Blend Fund

Investment Objective

This Fund seeks to achieve as high a level of total rate of return over an extended period of time as is considered consistent with prudent investment risk and the preservation of capital.

Principal Investment Strategies and Risks

The Fund’s portfolio consists of three segments:

•	Money Market Segment’s objectives are to achieve high current income and to preserve capital.

•	Bond Segment’s objective is to achieve as high a total rate of return on an annual basis as is considered consistent with the preservation of capital.

•	Equity Segment’s objective is to achieve a superior rate of return over time from capital appreciation.

The Fund adjusts the mix of investments among these three market segments based on the judgment of the Fund’s Sub-Adviser, Babson Capital, about each segment’s potential for returns related to the corresponding risk. These adjustments normally will be made in a gradual manner over a period of time. Under normal circumstances, at least 30% and no more than 50% of the Fund’s net assets will be invested in the Bond Segment, at least 50% and no more than 70% of the Fund’s net assets will be invested in the Equity Segment, and no more than 30% of the Fund’s net assets will be invested in the Money Market Segment. The portion of the Fund’s assets invested in the Bond Segment may be invested in foreign issuers (including issuers located in emerging markets) and in below investment grade debt securities (also known as “junk bonds”). Some of these investments may be in debt securities that are not denominated in U.S. dollars and others may be purchased subject to legal restrictions on resale, but no more than 15% of the Fund’s net assets may be illiquid. If the Fund purchases a debt security that is not denominated in U.S. dollars, the Fund may enter into a currency transaction either to hedge the foreign currency risk or effectively convert the debt security to U.S. dollars. The portion of the Fund’s assets invested in the Equity Segment will primarily be invested in equity securities of U.S. issuers, although the Fund may also purchase ADRs and securities of foreign issuers that trade on domestic exchanges in the over-the-counter markets. The Fund may also use derivative instruments in implementing its investment strategies (for more information, see “Additional Investment Policies and Risk Considerations—Derivatives Transactions” below). In unusual circumstances, the Fund may, for temporary defensive purposes, invest up to 100% of its total assets in the Money Market Segment. If this temporary defensive strategy is implemented, the Fund may not achieve its investment objective.

The Principal Risks of investing in the Fund are Market Risk, Credit Risk, Management Risk, Prepayment Risk, Liquidity Risk, Derivative Risk, Foreign Investment Risk, Emerging Markets Risk, Currency Risk, Leveraging Risk, Convertible Securities Risk, Lower-Rated Fixed Income Securities Risk and Portfolio Turnover Risk.

These Risks are described beginning on page 20.

Annual Performance(1)

The bar chart shows the risks of investing in the Fund by showing changes in the Fund’s performance from year to year. The returns shown are net of Fund expenses, but do not reflect the fees and expenses deducted under the variable life insurance or variable annuity contract through which you invest in the Fund. The returns would be lower if those fees and expenses were included.

Initial Class Shares

During the periods shown above, the highest quarterly return was 10.17% for the quarter ended June 30, 2003 and the lowest was -12.61% for the quarter ended December 31, 2008.

–  10  –

Average Annual Total Returns(1)

(for the periods ended December 31, 2008)

The table shows the risks of investing in the Fund by comparing the Fund’s returns with a broad measure of market performance over different time periods. The returns shown are net of Fund expenses, but do not reflect the fees and expenses deducted under the variable life insurance or variable annuity contract through which you invest in the Fund. The returns would be lower if those fees and expenses were included.

	One Year		Five Years		Ten Years
MML Blend Fund Initial Class	-	22.73%		0.80%		0.17%
MML Blend Fund Service Class	-	22.93%		0.54%	-	0.08%

S&P 500® Index(2)	-	37.00%	-	2.19%	-	1.38%
Barclays Capital U.S. Aggregate Bond Index(3)		5.24%		4.65%		5.63%
Lipper Balanced Fund Index(4)	-	26.18%		0.12%		1.53%

(1) Initial Class performance for periods prior to May 2, 2005 is that of the corresponding series of MML Series Investment Fund, the predecessor to the Fund. Performance for Service Class shares of the Fund for periods prior to its inception date (08/15/08) is based on the performance of Initial Class shares, adjusted to reflect Service Class expenses.

(2) The S&P 500 Index is a widely recognized, unmanaged index representative of common stocks of the larger capitalized U.S. companies. The Index does not incur expenses or reflect any deduction for taxes and cannot be purchased directly by investors.

(3) The Barclays Capital U.S. Aggregate Bond Index is an unmanaged index of fixed rate investment grade securities with at least one year to maturity, combining the Barclays Capital U.S. Government/Credit Index and the Barclays Capital Mortgage-Backed Securities Index. The Index does not incur expenses or reflect any deduction for taxes and cannot be purchased directly by investors.

(4) The Lipper Balanced Fund Index is an unmanaged, equally weighted index of the 30 largest mutual funds within each of the investment objective categories for the MML Blend Fund. The Index does not incur expenses or reflect any deduction for taxes and cannot be purchased directly by investors.

Expense Information

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. The expenses in the table do not reflect deductions at the separate account level or contract level for any charges that may be incurred under a variable life insurance or variable annuity contract.

	Initial Class(1)	Service Class
Annual Fund Operating Expenses (expenses that are deducted from Fund assets) (% of average net assets)
Management Fees	.41%	.41%
Distribution and Service (Rule 12b-1) Fees(2)	N/A	.25%
Other Expenses	.06%	.06%	(3)
Acquired Fund Fees and Expenses(4)	.01%	.01%
Total Annual Fund Operating Expenses(5)	.48%	.73%

Examples

These examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The examples assume that you invest $10,000 in each share class of the Fund for the time periods indicated, that your investment earns a 5% return each year and that the Fund’s operating expenses are exactly as described in the preceding table. If separate account or variable life insurance or variable annuity contract expenses were included, overall expenses would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Initial Class	$49	$154	$269	$604
Service Class	$75	$233	$406	$906

The Fund does not impose any Shareholder Fees. Therefore, the figures shown would be the same whether you sold your shares at the end of a period or kept them, although this does not include any surrender charges that may be imposed if you withdraw the proceeds from your variable life insurance or variable annuity contract.

(1)	The expenses in the above table are based on expenses for the fiscal year ended December 31, 2008.

(2)	Rule 12b-1 Fees reflect current fees in effect that the Fund’s Board of Trustees has determined not to raise through at least May 2, 2010.

(3)	Other expenses are based on estimated amounts for the first full fiscal year.

(4)	Acquired Fund fees and expenses represent approximate expenses borne indirectly by the Fund in its most recent fiscal year through investments in other pooled investment vehicles. The amount of Acquired Fund fees and expenses may change in the coming year due to a number of factors including, among others, a change in allocation of the Fund’s investments among other pooled investment vehicles.

(5)	Because Total Annual Fund Operating Expenses include Acquired Fund fees and expenses, they may not correspond to the ratios of expenses to average daily net assets shown in the “Financial Highlights” table in this Prospectus, which reflect the operating expenses of the Fund and do not include Acquired Fund fees and expenses.

–  11  –

MML Equity Fund

Investment Objectives

This Fund’s primary objective is to achieve a superior total rate of return over an extended period of time from both capital appreciation and current income. Its secondary objective is the preservation of capital when business and economic conditions indicate that investing for defensive purposes is appropriate.

Principal Investment Strategies and Risks

The Fund normally invests at least 80% of its net assets in stocks, securities convertible into stocks, and other securities, such as warrants and stock rights, whose value is based on stock prices. The Fund is managed by two Sub-Advisers, each being responsible for a portion of the portfolio, but not necessarily equal weighted.

In selecting securities for purchase or sale by the Fund, OppenheimerFunds, Inc. (“OFI”) selects securities one at a time. This is called a “bottom up approach.” OFI invests in both U.S. securities and up to 25% of the Fund’s total assets in foreign securities, including emerging market securities. The Fund may invest up to 10% of its net assets in debt securities. OFI uses a fundamental analysis to select securities for the Fund that it believes are undervalued. While this process and the inter-relationship of the factors used may change over time and its implementation may vary in particular cases, OFI generally may consider one or more of the following factors when assessing a company’s business prospects:

•	Future supply/demand conditions for its key products,

•	Product cycles,

•	Quality of management,

•	Competitive position in the market place,

•	Reinvestment plans for cash generated,

•	Better-than-expected earnings reports, and

•	Attractive valuation.

Not all factors are relevant for every individual security.

OFI may consider selling a stock for one or more of the following reasons:

•	The stock price is approaching its target,

•	The company’s fundamentals are deteriorating, or

•	Alternative investment ideas have been developed.

AllianceBernstein L.P. (“AllianceBernstein”), through the investment professionals of its Bernstein Value Equities Unit, takes a “bottom-up” investment approach that is value-based and price-driven, and it relies on the intensive fundamental research of its internal research staff to identify these buying opportunities in the marketplace. AllianceBernstein will invest the portion of the Fund’s assets it manages in the common stocks of large companies that it identifies as having earnings growth potential that may not be recognized by the market at large. AllianceBernstein seeks to identify compelling buying opportunities created when companies are perceived to be undervalued on the basis of investor reactions to near-term problems or circumstances even though their long-term prospects remain sound. Portfolio holdings will be primarily in common stock of U.S. issuers although American Depositary Receipts (“ADRs”) and securities of foreign issuers that trade on domestic exchanges and in the over-the-counter markets also may be purchased. To control tracking error, AllianceBernstein typically holds the largest capitalization securities in the Russell 1000® Value Index. If such securities are ranked toward the bottom of the universe, AllianceBernstein will generally underweight them relative to the benchmark.

The Principal Risks of investing in the Fund are Market Risk, Credit Risk, Management Risk, Liquidity Risk, Derivative Risk, Foreign Investment Risk, Emerging Markets Risk, Currency Risk, Smaller and Mid-Cap Company Risk, Value Company Risk, Leveraging Risk, Convertible Securities Risk, Preferred Stock Risk and Portfolio Turnover Risk.

These Risks are described beginning on page 18.

–  12  –

Annual Performance(1)

The bar chart shows the risks of investing in the Fund by showing changes in the Fund’s performance from year to year. The returns shown are net of Fund expenses, but do not reflect the fees and expenses deducted under the variable life insurance or variable annuity contract through which you invest in the Fund. The returns would be lower if those fees and expenses were included.

Initial Class Shares

During the periods shown above, the highest quarterly return was 15.59% for the quarter ended June 30, 2003 and the lowest was -25.52% for the quarter ended December 31, 2008.

Average Annual Total Returns(1)

(for the periods ended December 31, 2008)

The table shows the risks of investing in the Fund by comparing the Fund’s returns with a broad measure of market performance over different time periods. The returns shown are net of Fund expenses, but do not reflect the fees and expenses deducted under the variable life insurance or variable annuity contract through which you invest in the Fund. The returns would be lower if those fees and expenses were included.

	One Year	Five Years	Ten Years
MML Equity Fund Initial Class	-41.58%	-3.05%	-2.95%
MML Equity Fund Service Class	-41.73%	-3.29%	-3.19%

Russell 1000 Value Index(2)	-36.85%	-0.79%	1.36%

(1) Initial Class performance for periods prior to May 2, 2005 is that of the corresponding series of MML Series Investment Fund, the predecessor to the Fund. Performance for Service Class shares of the Fund for periods prior to its inception date (08/15/08) is based on the performance of Initial Class shares, adjusted to reflect Service Class expenses.

(2) The Russell 1000 Value Index is an unmanaged index consisting of those Russell 1000 securities (representing the 1000 largest U.S. companies based on market capitalization) with greater-than-average value orientation that tend to exhibit lower price-to-book ratios and forecasted growth values than securities in the growth universe. The Index does not incur expenses or reflect any deduction for taxes and cannot be purchased directly by investors.

Expense Information

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. The expenses in the table do not reflect deductions at the separate account level or contract level for any charges that may be incurred under a variable life insurance or variable annuity contract.

	Initial Class(1)	Service Class
Annual Fund Operating Expenses (expenses that are deducted from Fund assets) (% of average net assets)
Management Fees	.40%	.40%
Distribution and Service (Rule 12b-1) Fees(2)	N/A	.25%
Other Expenses	.04%	.04%	(3)
Total Annual Fund Operating Expenses	.44%	.69%

Examples

These examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The examples assume that you invest $10,000 in each share class of the Fund for the time periods indicated, that your investment earns a 5% return each year and that the Fund’s operating expenses are exactly as described in the preceding table. If separate account or variable life insurance or variable annuity contract expenses were included, overall expenses would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Initial Class	$45	$141	$246	$555
Service Class	$70	$221	$384	$859

The Fund does not impose any Shareholder Fees. Therefore, the figures shown would be the same whether you sold your shares at the end of a period or kept them, although this does not include any surrender charges that may be imposed if you withdraw the proceeds from your variable life insurance or variable annuity contract.

(1)	The expenses in the above table are based on expenses for the fiscal year ended December 31, 2008.

(2)	Rule 12b-1 Fees reflect current fees in effect that the Fund’s Board of Trustees has determined not to raise through at least May 2, 2010.

(3)	Other expenses are based on estimated amounts for the first full fiscal year.

–  13  –

MML Enhanced Index Core Equity Fund

Investment Objective

The Fund’s investment objective is to outperform the total return performance of its benchmark index, the S&P 500® Index, while maintaining risk characteristics similar to those of the benchmark.

Principal Investment Strategies and Risks

Under normal market conditions, the Fund will invest substantially all (but no less than 80%) of its net assets in common stocks of companies whose market capitalizations, at the time of purchase, are included in the range of companies in the S&P 500 Index, the Fund’s benchmark index. As of February 28, 2009, the range of capitalization of companies included in the S&P 500 Index was $224.35 million to $337.87 billion. The Sub-Adviser to the Fund, Babson Capital, believes that a systematic strategy that exploits market inefficiencies can be used to produce a portfolio for the Fund that will outperform the Fund’s benchmark index over time while maintaining risk characteristics similar to the benchmark.

The Sub-Adviser uses quantitative analysis to identify groups of stocks included within the Fund’s benchmark index that the Sub-Adviser believes will outperform or underperform the index. The Sub-Adviser identifies these stocks through a proprietary quantitative model that ranks all stocks within the index based on several factors relating to a company’s valuation, earnings quality, stock price momentum and earnings improvement. Based on these rankings, the Sub-Adviser constructs a broadly diversified portfolio by (1) overweighting high-ranking stocks, (2) underweighting low-ranking stocks (or not holding them at all), and (3) market-weighting those stocks that do not have especially high or low rankings. Neither market timing nor macro economic forecasting is used by the Sub-Adviser in constructing the Fund’s portfolio. The Fund may engage in the active and frequent trading of portfolio securities to achieve its investment objective. Any such active and frequent trading of portfolio securities can generate additional brokerage commissions and expenses for the Fund, which can adversely affect the Fund’s performance.

The Principal Risks of investing in the Fund are Market Risk, Credit Risk, Management Risk, Derivative Risk, Foreign Investment Risk, Currency Risk, Growth Company Risk, Leveraging Risk and Portfolio Turnover Risk.

These Risks are described beginning on page 18.

Annual Performance(1)

The bar chart shows the risks of investing in the Fund by showing changes in the Fund’s performance from year to year. The returns shown are net of Fund expenses, but do not reflect the fees and expenses deducted under the variable life insurance or variable annuity contract through which you invest in the Fund. The returns would be lower if those fees and expenses were included.

Initial Class Shares

During the periods shown above, the highest quarterly return was 14.78% for the quarter ended June 30, 2003 and the lowest was -22.23% for the quarter ended December 31, 2008.

Average Annual Total Returns(1)

(for the periods ended December 31, 2008)

The table shows the risks of investing in the Fund by comparing the Fund’s returns with a broad measure of market performance over different time periods. The returns shown are net of Fund expenses, but do not reflect the fees and expenses deducted under the variable life insurance or variable annuity contract through which you invest in the Fund. The returns would be lower if those fees and expenses were included.

	One Year		Five Years		Since Inception (05/02/01)
MML Enhanced Index Core Equity Fund Initial Class	-	37.29%	-	2.31%	-2.52%
MML Enhanced Index Core Equity Fund Service Class	-	37.46%	-	2.56%	-2.81%

S&P 500 Index(2)	-	37.00%	-	2.19%	-2.36%

(1) Initial Class performance information shown for periods prior to May 2, 2005 is that of the corresponding series of MML Series Investment Fund, the predecessor to the Fund. Performance for Service Class shares of the Fund for periods prior to its inception date (08/15/08) is based on the performance of Initial Class shares, adjusted to reflect Service Class expenses.

(2) The S&P 500 Index is a widely recognized, unmanaged index representative of common stocks of the larger capitalized U.S. companies. The Index does not incur expenses or reflect any deduction for taxes and cannot be purchased directly by investors.

–  14  –

Expense Information

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. The expenses in the table do not reflect deductions at the separate account level or contract level for any charges that may be incurred under a variable life insurance or variable annuity contract.

	Initial Class(1)	Service Class
Annual Fund Operating Expenses (expenses that are deducted from Fund assets) (% of average net assets)
Management Fees	.55%	.55%
Distribution and Service (Rule 12b-1) Fees(2)	N/A	.25%
Other Expenses(3)	.25%	.25%	(4)
Total Annual Fund Operating Expenses(5)	.80%	1.05%

Examples

These examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The examples assume that you invest $10,000 in each share class of the Fund for the time periods indicated, that your investment earns a 5% return each year and that the Fund’s operating expenses are exactly as described in the preceding table. If separate account or variable life insurance or variable annuity contract expenses were included, overall expenses would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Initial Class	$82	$255	$444	$990
Service Class	$107	$334	$579	$1,283

The Fund does not impose any Shareholder Fees. Therefore, the figures shown would be the same whether you sold your shares at the end of a period or kept them, although this does not include any surrender charges that may be imposed if you withdraw the proceeds from your variable life insurance or variable annuity contract.

(1)	The expenses in the above table are based on expenses for the fiscal year ended December 31, 2008.

(2)	Rule 12b-1 Fees reflect current fees in effect that the Fund’s Board of Trustees has determined not to raise through at least May 2, 2010.

(3)	Other Expenses include Acquired Fund fees and expenses, which represent approximate expenses borne indirectly by the Fund in its most recent fiscal year through investments in other pooled investment vehicles. The amount of Acquired Fund fees and expenses may change in the coming year due to a number of factors including, among others, a change in allocation of the Fund’s investments among other pooled investment vehicles.

(4)	Other expenses are based on estimated amounts for the first full fiscal year.

(5)	Because Total Annual Fund Operating Expenses include Acquired Fund fees and expenses, they may not correspond to the ratios of expenses to average daily net assets shown in the “Financial Highlights” table in this Prospectus, which reflect the operating expenses of the Fund and do not include Acquired Fund fees and expenses.

–  15  –

MML Small Cap Equity Fund

Investment Objective

This Fund seeks to achieve long-term growth of capital and income by investing primarily in a diversified portfolio of equity securities of smaller companies.

Principal Investment Strategies and Risks

The Fund invests mainly in common stocks of small-capitalization (“small-cap”) U.S. companies that the Fund’s Sub-Adviser, OFI, believes have favorable business trends or prospects. Normally, the Fund invests at least 80% of its net assets, including any borrowings for investment purposes, in the securities of companies whose market capitalizations, at the time of purchase, are included in the range of companies in the Russell 2000® Index or the S&P SmallCap 600 Index – as of February 28, 2009, between $3.22 million and $3.69 billion. The range of capitalizations of companies included in each index will fluctuate as market prices increase or decrease or as the companies included in an index change. OFI will not automatically sell the stock of a company it already owns just because the company’s market capitalization grows or falls outside the range of companies in either index.

In selecting securities for purchase or sale by the Fund, OFI uses an investment process that uses multi-factor quantitative models to rank approximately 3,000 stocks on a daily basis. While the process may change over time or vary in particular cases; in general the selection process currently uses:

Multi-factor quantitative models: The Fund uses both “top down” and “bottom up” quantitative models.

•

The “top down” market capitalization model seeks to predict the future market direction of the capitalization environment, OFI divides the domestic equity market into several market-capitalization segments and market capitalization exposure is managed using proprietary modeling that incorporates factors such as relative price momentum and reversals, relative valuations and measures of investors’ risk tolerance.

•

The “bottom up” stock selection models seek to rank securities within each capitalization range in order of attractiveness. More than a hundred company-specific factors are analyzed in constructing the “bottom up” models, including valuation, profitability, quality, momentum, volatility and special effects. Different models may be used for each of the different market capitalization segments. These models incorporate both macro-economic variables and seasonal effects to attempt to predict the performance of the company-specific factors.

Portfolio Construction: The portfolio is then constructed and continuously monitored based on the quantitative investment models. Security weightings are determined according to capitalization outlook, stock ranking and benchmark weighting. The Fund seeks to maintain a broadly diversified portfolio that limits idiosyncratic company-specific risks and is scalable, efficient and adaptable.

The Principal Risks of investing in the Fund are Market Risk, Credit Risk, Management Risk, Liquidity Risk, Derivative Risk, Foreign Investment Risk, Currency Risk, Smaller and Mid-Cap Company Risk, Growth Company Risk, Value Company Risk, Leveraging Risk, and Portfolio Turnover Risk.

These Risks are described beginning on page 18.

Annual Performance(1)

The bar chart shows the risks of investing in the Fund by showing changes in the Fund’s performance from year to year. The returns shown are net of Fund expenses, but do not reflect the fees and expenses deducted under the variable life insurance or variable annuity contract through which you invest in the Fund. The returns would be lower if those fees and expenses were included.

Initial Class Shares

During the periods shown above, the highest quarterly return was 17.19% for the quarter ended June 30, 1999 and the lowest was -27.24% for the quarter ended December 31, 2008.

–  16  –

Average Annual Total Returns(1)

(for the periods ended December 31, 2008)

The table shows the risks of investing in the Fund by comparing the Fund’s returns with a broad measure of market performance over different time periods. The returns shown are net of Fund expenses, but do not reflect the fees and expenses deducted under the variable life insurance or variable annuity contract through which you invest in the Fund. The returns would be lower if those fees and expenses were included.

	One Year	Five Years		Ten Years
MML Small Cap Equity Fund Initial Class	-38.23%	-	4.77%	0.52%
MML Small Cap Equity Fund Service Class	-38.39%	-	5.01%	0.27%

Russell 2000 Index(2)	-33.79%	-	0.93%	3.02%

(1) Initial Class performance for periods prior to May 2, 2005 is that of the corresponding series of MML Series Investment Fund, the predecessor to the Fund. Performance for Service Class shares of the Fund for periods prior to its inception date (08/15/08) is based on the performance of Initial Class shares, adjusted to reflect Service Class expenses.

(2) The Russell 2000 Index is a widely recognized, unmanaged index representative of common stocks of smaller capitalized U.S. companies. The Index does not incur expenses or reflect any deduction for taxes and cannot be purchased directly by investors.

Expense Information

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. The expenses in the table do not reflect deductions at the separate account level or contract level for any charges that may be incurred under a variable life insurance or variable annuity contract.

	Initial Class(1)	Service Class
Annual Fund Operating Expenses (expenses that are deducted from Fund assets) (% of average net assets)
Management Fees	.65%	.65%
Distribution and Service (Rule 12b-1) Fees(2)	N/A	.25%
Other Expenses(3)	.28%	.28%	(4)
Total Annual Fund Operating Expenses(5)	.93%	1.18%

Examples

These examples are intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The examples assume that you invest $10,000 in each share class of the Fund for the time periods indicated, that your investment earns a 5% return each year and that the Fund’s operating expenses are exactly as described in the preceding table. If separate account or variable life insurance or variable annuity contract expenses were included, overall expenses would be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Initial Class	$95	$296	$515	$1,143
Service Class	$120	$375	$649	$1,432

The Fund does not impose any Shareholder Fees. Therefore, the figures shown would be the same whether you sold your shares at the end of a period or kept them, although this does not include any surrender charges that may be imposed if you withdraw the proceeds from your variable life insurance or variable annuity contract.

(1)	The expenses in the above table are based on expenses for the fiscal year ended December 31, 2008.

(2)	Rule 12b-1 Fees reflect current fees in effect that the Fund’s Board of Trustees has determined not to raise through at least May 2, 2010.

(3)	Other Expenses include Acquired Fund fees and expenses, which represent approximate expenses borne indirectly by the Fund in its most recent fiscal year through investments in other pooled investment vehicles. The amount of Acquired Fund fees and expenses may change in the coming year due to a number of factors including, among others, a change in allocation of the Fund’s investments among other pooled investment vehicles.

(4)	Other expenses are based on estimated amounts for the first full fiscal year.

(5)	Because Total Annual Fund Operating Expenses include Acquired Fund fees and expenses, they may not correspond to the ratios of expenses to average daily net assets shown in the “Financial Highlights” table in this Prospectus, which reflect the operating expenses of the Fund and do not include Acquired Fund fees and expenses.

–  17  –

Financial Highlights

The financial highlights tables are intended to help you understand the Funds’ financial performance for the past 5 years (or shorter periods for newer Funds). Certain information reflects financial results for a single Fund share. The total returns in the tables represent the rate that an investor would have earned on an investment in the Fund (assuming reinvestment of all dividends and distributions) but do not include charges and expenses attributable to any insurance product. Any such charges and expenses would reduce the total return figures for the periods shown. This information has been audited by Deloitte & Touche LLP, whose report, along with the Funds’ financial statements, is included in the Funds’ Annual Report, which is available on request.

MML MONEY MARKET FUND

	Initial Class
	Year ended 12/31/08		Year ended 12/31/07		Year ended 12/31/06		Year ended 12/31/05	Year ended 12/31/04
Net asset value, beginning of year	$1.00		$1.00		$1.00		$1.00	$1.00

Income (loss) from investment operations:
Net investment income (loss)	0.02	***	0.05	***	0.04	***	0.03	0.01
Net realized and unrealized gain (loss) on investments	0.00	†	0.00	†	0.00	†	0.00 †	(0.00)†

Total income (loss) from investment operations	0.02		0.05		0.04		0.03	0.01

Less distributions to shareholders:
From net investment income	(0.02)		(0.05)		(0.04)		(0.03)	(0.01)

Total distributions	(0.02)		(0.05)		(0.04)		(0.03)	(0.01)

Net asset value, end of year	$1.00		$1.00		$1.00		$1.00	$1.00

Total Return^^	2.10%		4.72%		4.54%		2.66%	0.79%
Ratios / Supplemental Data:
Net assets, end of year (000’s)	$179,947		$109,007		$103,327		$109,364	$115,617
Net expenses to average daily net assets	0.55%		0.56%		0.56%		0.54%	0.53%
Net investment income (loss) to average daily net assets	2.00%		4.61%		4.44%		2.61%	0.77%

***	Per share amount calculated on the average shares method.
†	Amount is less than $0.005 per share.
^^	Total return does not reflect expenses that apply at the separate account level or to related insurance products. Inclusion of these charges would reduce the total return figures for all periods shown.

–  34  –

MML INFLATION-PROTECTED AND INCOME FUND

	Initial Class
	Year ended 12/31/08		Year ended 12/31/07	Year ended 12/31/06	Year ended 12/31/05		Year ended 12/31/04
Net asset value, beginning of year	$10.56		$10.27	$10.57	$10.91		$10.72

Income (loss) from investment operations:
Net investment income (loss)	0.54	***	0.47 ***	0.38 ***	0.79	***	0.36
Net realized and unrealized gain (loss) on investments	(0.95)		0.27	(0.28)	(0.62)		0.29

Total income (loss) from investment operations	(0.41)		0.74	0.10	0.17		0.65

Less distributions to shareholders:
From net investment income	(0.51)		(0.45)	(0.40)	(0.51)		(0.40)
From net realized gains	-		(0.00)	-	(0.00	)†	(0.06)
Tax return of capital	(0.11)		(0.00)†	-	(0.00	)†	-

Total distributions	(0.62)		(0.45)	(0.40)	(0.51)		(0.46)

Net asset value, end of year	$9.53		$10.56	$10.27	$10.57		$10.91

Total Return^^	(4.36)%		7.51%	0.97%	1.61%		6.25%
Ratios / Supplemental Data:
Net assets, end of year (000’s)	$405,288		$335,969	$232,320	$171,307		$88,838
Net expenses to average daily net assets‡‡‡	0.60%		0.61%	0.61%	0.63%		0.66%
Interest expense to average daily net assets‡‡	0.94%		N/A	N/A	N/A		N/A
Net investment income (loss) to average daily net assets	5.22%		4.51%	3.67%	7.29%		3.69%
Portfolio turnover rate	46%		10%	10%	2%		15%

	Service Class
	Period ended 12/31/08+++
Net asset value, beginning of period	$10.62

Income (loss) from investment operations:
Net investment income (loss)	(0.17	)***
Net realized and unrealized gain (loss) on investments	(0.66)

Total income (loss) from investment operations	(0.83)

Less distributions to shareholders:
From net investment income	(0.26)
Tax return of capital	(0.02)

Total distributions	(0.28)

Net asset value, end of period	$9.51

Total Return^^	(7.87)%	**
Ratios / Supplemental Data:
Net assets, end of period (000’s)	$5,947
Net expenses to average daily net assets‡‡‡	0.86%	*
Interest expense to average daily net assets‡‡	1.42%	*
Net investment income (loss) to average daily net assets	(4.70)%	*
Portfolio turnover rate	46%

*	Annualized.
**	Percentage represents the results for the period and is not annualized.
***	Per share amount calculated on the average shares method.
+++	For the period August 15, 2008 (commencement of operations) through December 31, 2008.
^^	Total return does not reflect expenses that apply at the separate account level or to related insurance products. Inclusion of these charges would reduce the total return figures for all periods shown.
†	Amount is less than $0.005 per share.
‡‡	Interest expense incurred as a result of entering into reverse repurchase agreements is included in the Fund’s net expenses. Income earned on investing proceeds from reverse repurchase agreements is included in interest income.
‡‡‡	Excludes interest expense.

–  35  –

MML MANAGED BOND FUND

	Initial Class
	Year ended 12/31/08		Year ended 12/31/07	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04
Net asset value, beginning of year	$12.28		$12.07	$12.15	$12.46	$12.51

Income (loss) from investment operations:
Net investment income (loss)	0.59	***	0.60 ***	0.58 ***	0.56	0.56
Net realized and unrealized gain (loss) on investments	(0.31)		0.25	(0.10)	(0.27)	(0.01)

Total income (loss) from investment operations	0.28		0.85	0.48	0.29	0.55

Less distributions to shareholders:
From net investment income	(0.58)		(0.64)	(0.56)	(0.60)	(0.60)

Total distributions	(0.58)		(0.64)	(0.56)	(0.60)	(0.60)

Net asset value, end of year	$11.98		$12.28	$12.07	$12.15	$12.46

Total Return^^	2.38%		7.10%	4.11%	2.34%	4.47%
Ratios / Supplemental Data:
Net assets, end of year (000’s)	$563,000		$505,142	$442,034	$403,376	$385,301
Net expenses to average daily net assets	0.45%		0.46%	0.46%	0.46%	0.46%
Net investment income (loss) to average daily net assets	4.88%		4.95%	4.80%	4.46%	4.38%
Portfolio turnover rate	97%		87%	77%	76%	102%

	Service Class
	Period ended 12/31/08+++
Net asset value, beginning of period	$12.01

Income (loss) from investment operations:
Net investment income (loss)	0.21	***
Net realized and unrealized gain (loss) on investments	0.02

Total income (loss) from investment operations	0.23

Less distributions to shareholders:
From net investment income	(0.27)

Total distributions	(0.27)

Net asset value, end of period	$11.97

Total Return^^	1.96%	**
Ratios / Supplemental Data:
Net assets, end of period (000’s)	$7,867
Net expenses to average daily net assets	0.70%	*
Net investment income (loss) to average daily net assets	4.63%	*
Portfolio turnover rate	97%

*	Annualized.
**	Percentage represents the results for the period and is not annualized.
***	Per share amount calculated on the average shares method.
+++	For the period August 15, 2008 (commencement of operations) through December 31, 2008.
^^	Total return does not reflect expenses that apply at the separate account level or to related insurance products. Inclusion of these charges would reduce the total return figures for all periods shown.

–  36  –

MML BLEND FUND

	Initial Class
	Year ended 12/31/08	Year ended 12/31/07	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04
Net asset value, beginning of year	$17.65	$17.19	$15.80	$15.51	$14.66

Income (loss) from investment operations:
Net investment income (loss)	0.46 ***	0.50 ***	0.46 ***	0.40 ***	0.38
Net realized and unrealized gain (loss) on investments	(4.41)	0.50	1.38	0.32	0.87

Total income (loss) from investment operations	(3.95)	1.00	1.84	0.72	1.25

Less distributions to shareholders:
From net investment income	(0.49)	(0.54)	(0.45)	(0.43)	(0.40)
Tax return of capital	(0.00)†	-	-	-	-

Total distributions	(0.49)	(0.54)	(0.45)	(0.43)	(0.40)

Net asset value, end of year	$13.21	$17.65	$17.19	$15.80	$15.51

Total Return^^	(22.73)%	5.90%	11.78%	4.66%	8.68%
Ratios / Supplemental Data:
Net assets, end of year (000’s)	$561,752	$865,879	$957,279	$921,518	$1,030,041
Net expenses to average daily net assets	0.47%	0.44%	0.43%	0.43%	0.42%
Net investment income (loss) to average daily net assets	2.91%	2.84%	2.81%	2.56%	2.51%
Portfolio turnover rate	187%	197%	164%	150%	113%

	Service Class
	Period ended 12/31/08+++
Net asset value, beginning of period	$16.29

Income (loss) from investment operations:
Net investment income (loss)	0.09 ***
Net realized and unrealized gain (loss) on investments	(2.95)

Total income (loss) from investment operations	(2.86)

Less distributions to shareholders:
From net investment income	(0.23)
Tax return of capital	(0.00)†

Total distributions	(0.23)

Net asset value, end of period	$13.20

Total Return^^	(17.62)% **
Ratios / Supplemental Data:
Net assets, end of period (000’s)	$1,676
Net expenses to average daily net assets	0.74% *
Net investment income (loss) to average daily net assets	1.90% *
Portfolio turnover rate	187%

*	Annualized.
**	Percentage represents the results for the period and is not annualized.
***	Per share amount calculated on the average shares method.
†	Amount is less than $0.005 per share.
+++	For the period August 15, 2008 (commencement of operations) through December 31, 2008.
^^	Total return does not reflect expenses that apply at the separate account level or to related insurance products. Inclusion of these charges would reduce the total return figures for all periods shown.

–  37  –

MML EQUITY FUND

	Initial Class
	Year ended 12/31/08		Year ended 12/31/07	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04
Net asset value, beginning of year	$23.36		$26.02	$23.95	$23.66	$20.82

Income (loss) from investment operations:
Net investment income (loss)	0.40	***	0.47 ***	0.42 ***	0.43 ***	0.46
Net realized and unrealized gain (loss) on investments	(10.11)		0.66	3.89	0.32	2.84

Total income (loss) from investment operations	(9.71)		1.13	4.31	0.75	3.30

Less distributions to shareholders:
From net investment income	-		(0.51)	(0.37)	(0.46)	(0.46)
From net realized gains	-		(3.28)	(1.87)	-	-
Tax return of capital	-		(0.00)†	-	-	-

Total distributions	-		(3.79)	(2.24)	(0.46)	(0.46)

Net asset value, end of year	$13.65		$23.36	$26.02	$23.95	$23.66

Total Return^^	(41.58)%		4.01%	18.00%	3.12%	15.85%
Ratios / Supplemental Data:
Net assets, end of year (000’s)	$719,154		$1,208,002	$1,321,324	$1,281,814	$1,407,915
Net expenses to average daily net assets	0.44%		0.42%	0.42%	0.41%	0.41%
Net investment income (loss) to average daily net assets	2.08%		1.72%	1.64%	1.83%	2.01%
Portfolio turnover rate	129%		110%	136%	46%	36%

	Service Class
	Period ended 12/31/08+++
Net asset value, beginning of period	$20.24

Income (loss) from investment operations:
Net investment income (loss)	0.14	***
Net realized and unrealized gain (loss) on investments	(6.74)

Total income (loss) from investment operations	(6.60)

Net asset value, end of period	$13.64

Total Return^^	(32.62)%	**
Ratios / Supplemental Data:
Net assets, end of period (000’s)	$1,934
Net expenses to average daily net assets	0.71%	*
Net investment income (loss) to average daily net assets	2.71%	*
Portfolio turnover rate	129%

*	Annualized.
**	Percentage represents the results for the period and is not annualized.
***	Per share amount calculated on the average shares method.
†	Amount is less than $0.005 per share.
+++	For the period August 15, 2008 (commencement of operations) through December 31, 2008.
^^	Total return does not reflect expenses that apply at the separate account level or to related insurance products. Inclusion of these charges would reduce the total return figures for all periods shown.

–  38  –

MML ENHANCED INDEX CORE EQUITY FUND

	Initial Class
	Year ended 12/31/08		Year ended 12/31/07		Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04
Net asset value, beginning of year	$10.12		$10.84		$9.75	$9.83	$8.99

Income (loss) from investment operations:
Net investment income (loss)	0.13	***	0.14	***	0.14 ***	0.13	0.13
Net realized and unrealized gain (loss) on investments	(3.91)		0.35		1.44	0.41	0.84

Total income (loss) from investment operations	(3.78)		0.49		1.58	0.54	0.97

Less distributions to shareholders:
From net investment income	(0.17)		(0.13)		(0.12)	(0.12)	(0.13)
From net realized gains	-		(1.08)		(0.37)	(0.50)	-
Tax return of capital	(0.00	)†	(0.00	)†	-	-	-

Total distributions	(0.17)		(1.21)		(0.49)	(0.62)	(0.13)

Net asset value, end of year	$6.17		$10.12		$10.84	$9.75	$9.83

Total Return^^	(37.29)%		4.43%		16.18%	5.53%	10.81%
Ratios / Supplemental Data:
Net assets, end of year (000’s)	$15,989		$43,997		$46,506	$18,788	$18,156
Ratio of expenses to average daily net assets:
Before expense waiver	0.79%		0.70%		0.70%	0.81%	0.81%
After expense waiver	0.78%	#	0.66%	#	0.66% #	0.66% #	0.66% #
Net investment income (loss) to average daily net assets	1.49%		1.23%		1.36%	1.28%	1.43%
Portfolio turnover rate	151%		155%		123%	144%	120%

	Service Class
	Period ended 12/31/08+++
Net asset value, beginning of period	$8.94

Income (loss) from investment operations:
Net investment income (loss)	0.04	***
Net realized and unrealized gain (loss) on investments	(2.65)

Total income (loss) from investment operations	(2.61)

Less distributions to shareholders:
From net investment income	(0.17)
Tax return of capital	(0.00	)†

Total distributions	(0.17)

Net asset value, end of period	$6.16

Total Return^^	(29.16)%	**
Ratios / Supplemental Data:
Net assets, end of period (000’s)	$171
Net expenses to average daily net assets	1.28%	*
Net investment income (loss) to average daily net assets	1.53%	*
Portfolio turnover rate	151%

*	Annualized.
**	Percentage represents the results for the period and is not annualized.
***	Per share amount calculated on the average shares method.
+++	For the period August 15, 2008 (commencement of operations) through December 31, 2008.
†	Amount is less than $0.005 per share.
#	Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
^^	Total return does not reflect expenses that apply at the separate account level or to related insurance products. Inclusion of these charges would reduce the total return figures for all periods shown.

–  39  –

MML SMALL CAP EQUITY FUND

	Initial Class
	Year ended 12/31/08		Year ended 12/31/07	Year ended 12/31/06	Year ended 12/31/05	Year ended 12/31/04
Net asset value, beginning of year	$9.02		$10.09	$12.05	$12.71	$11.14

Income (loss) from investment operations:
Net investment income (loss)	0.04	***	0.08 ***	0.05 ***	0.03 ***	0.02
Net realized and unrealized gain (loss) on investments	(3.49)		(0.17)	1.24	(0.05)	1.80

Total income (loss) from investment operations	(3.45)		(0.09)	1.29	(0.02)	1.82

Less distributions to shareholders:
From net investment income	-		(0.07)	(0.05)	(0.03)	(0.02)
From net realized gains	(0.00	)†	(0.91)	(3.20)	(0.61)	(0.23)

Total distributions	(0.00	)†	(0.98)	(3.25)	(0.64)	(0.25)

Net asset value, end of year	$5.57		$9.02	$10.09	$12.05	$12.71

Total Return^^	(38.23)%		(1.20)%	10.50%	(0.21)%	16.36%
Ratios / Supplemental Data:
Net assets, end of year (000’s)	$87,381		$78,567	$88,322	$93,058	$100,915
Ratio of expenses to average daily net assets:
Before expense waiver	0.92%		0.92%	0.91%	0.71%	0.71%
After expense waiver	0.91%	#	0.76% #	0.76% #	N/A	N/A
Net investment income (loss) to average daily net assets	0.49%		0.77%	0.38%	0.25%	0.17%
Portfolio turnover rate	118%		118%	162%	27%	39%

	Service Class
	Period ended 12/31/08+++
Net asset value, beginning of period	$8.64

Income (loss) from investment operations:
Net investment income (loss)	0.02	***
Net realized and unrealized gain (loss) on investments	(3.11)

Total income (loss) from investment operations	(3.09)

Less distributions to shareholders:
From net realized gains	(0.00	)†

Total distributions	(0.00	)†

Net asset value, end of period	$5.55

Total Return^^	(35.71)%	**
Ratios / Supplemental Data:
Net assets, end of period (000’s)	$374
Net expenses to average daily net assets	1.26%	*
Net investment income (loss) to average daily net assets	1.03%	*
Portfolio turnover rate	118%

*	Annualized.
**	Percentage represents the results for the period and is not annualized.
***	Per share amount calculated on the average shares method.
†	Amount is less than $0.005 per share.
+++	For the period August 15, 2008 (commencement of operations) through December 31, 2008.
#	Computed after giving effect to an agreement by MassMutual to waive certain fees and expenses of the Fund.
^^	Total return does not reflect expenses that apply at the separate account level or to related insurance products. Inclusion of these charges would reduce the total return figures for all periods shown.

–  40  –